Mr. Richard P. Crystal previously served as the Chief Executive Officer of Lerner New York, Inc., a subsidiary of New York & Company Inc. Mr. Crystal served as the Chairman of New York & Company Inc. from 2004 to February 11, 2011 and its Chief Executive Officer from 1996 to February 11, 2011. He served as the President and Chief Executive Officer of Merry-Go-Round Enterprises, Inc. since July 1995. He served as the President of New York & Company Inc. from 1996 to May 15, 2007. He joined New York & Company Inc. in 1996. Mr. Crystal had a 20 year career at R.H. Macy/Federated, including a variety of senior management positions. He served as the Chairman of the Board and Chief Executive Officer at Product Development and Specialty Retail of Aropostale, Inc. Mr. Crystal began his career in retailing at Stern's. He has approximately 30 years of experience in the retail industry and 17 years experience in specialty retail. Mr. Crystal served as the Chairman and Chief Executive Officer of Macy Product Development, responsible for private label product development, and Macy Specialty Stores, which operated Aeropostale and Charter Club specialty retail stores, both divisions of Federal Department Stores, Inc. Mr. Crystal served as President of Macy Specialty Stores since 1990. He has been a Director of Finish Line Inc. since October 2009. He serves as a Director of New York & Company Inc. Mr. Crystal served as Director of Merry-Go-Round Enterprises, Inc. since July 1995. He holds a B.A. Degree in history from New York University. New York Univhistory.